Exhibit 99.1

argenx and Halozyme enter global collaboration and license agreement for ENHANZE® technology

•     argenx gains access to ENHANZE® subcutaneous delivery technology for up to three targets, including exclusive rights to develop therapeutic products targeting human neonatal Fc receptor FcRn

February 4, 2019

Breda, the Netherlands / Ghent, Belgium & San Diego — argenx (Euronext & Nasdaq: ARGX) and Halozyme Therapeutics, Inc. (Nasdaq: HALO) today announced a global collaboration and license agreement that enables use by argenx of Halozyme’s ENHANZE® drug delivery technology to develop multiple subcutaneous product formulations for current or future argenx product candidates. The agreement provides argenx exclusive access to ENHANZE® for any product targeting the human neonatal Fc receptor FcRn, including argenx’s lead asset efgartigimod (ARGX-113) and up to two additional targets, potentially shortening drug administration time, reducing healthcare practitioner time, and offering additional flexibility and convenience for patients.

Under the terms of the agreement, argenx will pay an upfront payment of $30 million to Halozyme, $10 million per target for future target nominations and potential future payments of up to $160 million per selected target subject to achievement of specified development, regulatory and sales-based milestones. Halozyme will also receive mid-single digit royalties on sales of commercialized products.

“Through our collaboration with Halozyme, a company that has transformed subcutaneous delivery of biologics, we now have the potential to add optimal delivery capabilities to our profile of building best-in-class antibodies against novel targets. By gaining exclusive access to ENHANZE® technology for our anti-FcRn asset, we also solidify our leadership position in this exciting new space that has the potential to disrupt the way severe autoimmune diseases are treated,” commented Keith Woods, Chief Operating Officer of argenx. “As we look towards commercialization, if approved, efgartigimod is now equipped with a well-established subcutaneous delivery technology in addition to the clinical activity and favorable tolerability profile we have observed in studies to date. We believe that by offering both intravenous and subcutaneous formulations, we have the opportunity to capture patient preferences across all indications within our efgartigimod portfolio.”

“We are excited to work with argenx to create new delivery options for therapies being developed to improve the lives of patients suffering from severe autoimmune diseases,” said Dr. Helen Torley, President and CEO of Halozyme. “This collaboration is an example of the value ENHANZE® can potentially bring while a product is still in development where the benefits of subcutaneous administration can be realized earlier by both patients and healthcare providers.”

argenx represents Halozyme’s ninth global collaboration and license partner for the ENHANZE® technology. These collaborations cover more than 50 therapeutic targets and include three commercialized products.

About ENHANZE® Technology

Halozyme’s proprietary ENHANZE® drug-delivery technology is based on its patented recombinant human hyaluronidase enzyme (rHuPH20). rHuPH20 has been shown to remove traditional limitations on the volume of biologics that can be delivered subcutaneously (just under the skin). By using rHuPH20, some biologics and compounds that are administered intravenously may instead be delivered subcutaneously. ENHANZE® may also benefit subcutaneous biologics by reducing the need for multiple injections. This delivery has been shown in studies to reduce health care practitioner time required for administration and shorten time for drug administration.

About Halozyme

Halozyme Therapeutics is a biotechnology company focused on developing and commercializing novel oncology therapies that target the tumor microenvironment. Halozyme’s lead proprietary program, investigational drug pegvorhyaluronidase alfa (PEGPH20), applies a unique approach to targeting solid tumors, allowing increased access of co-administered cancer drug therapies to the tumor in animal models. PEGPH20 is currently in development for the treatment of several cancers and has the potential to be used in combination with different types of cancer therapies. In addition to its proprietary product portfolio, Halozyme has established value-driving partnerships with leading pharmaceutical companies, including Roche, Baxalta, Pfizer, Janssen, AbbVie, Lilly, Bristol-Myers Squibb, Alexion and argenx, for its ENHANZE® drug delivery technology. Halozyme is headquartered in San Diego. For more information visit www.halozyme.com.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’s ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and its three complementary Fc engineering technologies are designed to expand the therapeutic index of its product candidates.

www.argenx.com

argenx contacts:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, VP Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Halozyme contact:

Al Kildani

Vice President, Investor Relations and Corporate Communications

858-704-8122

ir@halozyme.com

Halozyme Safe Harbor Statement

In addition to historical information, the statements set forth above include forward-looking statements including, without limitation, statements concerning the possible activity, benefits and attributes of ENHANZE®, the possible method of action of ENHANZE®, its potential application to aid in the dispersion and absorption of other injected therapeutic drugs, and statements concerning certain other potential benefits of ENHANZE® including facilitating more rapid delivery of injectable medications through subcutaneous delivery. These forward-looking statements also include statements regarding Halozyme’s potential receipt of payments associated with future collaborative target nominations, achievement of certain milestones, and royalties on sales of commercialized products. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements are typically, but not always, identified through use of the words “believe,” “enable,” “may,” “will,” “could,” “intends,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “potential,” “possible,” “should,” “continue,” and other words of similar meaning. Actual results could differ materially from the expectations contained in forward-looking statements as a result of several factors, including uncertainties concerning the number of additional collaborative targets nominated and whether milestones will be achieved, uncertainties concerning whether collaborative products are ultimately developed or commercialized, unexpected expenditures and costs, unexpected results or delays in development and regulatory review, unexpected regulatory approval requirements, unexpected adverse events and competitive conditions. These and other factors that may result in differences are discussed in greater detail in Halozyme’s most recent Annual and Quarterly Reports filed with the Securities and Exchange Commission. Except as required by law, Halozyme undertakes no duty to update forward-looking statements to reflect events after the date of this release.

argenx Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning the intended results of its strategy; the mechanism of action and profile of, and timing and results of clinical trials with, and potential commercialization of, efgartigimod and any other current and future product candidates utilizing ENHANZE technology, including those targeting receptors nominated in the future pursuant to the

Halozyme collaboration; and argenx’s collaboration with Halozyme, including argenx’s ability to receive the expected benefits thereof and obligations to make payments related to future target nominations and milestones. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.